EXHIBIT 23

Independent Auditors’ Consent

The Board of Trustees and Shareholders
First Potomac Realty Trust:

We consent to the incorporation by reference in the registration statement (No. 333-111691) on Form S-8 of First Potomac Realty Trust of our report dated February 13, 2004, with respect to the consolidated and combined balance sheets of First Potomac Realty Trust (and its predecessor, First Potomac Predecessor) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated and combined statements of operations, shareholders’ equity and partners’ capital and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the annual report on Form 10-K of First Potomac Realty Trust.

McLean, Virginia
March 24, 2004